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                                                                    EXHIBIT 3(b)


                 CERTIFICATE OF AMENDMENT BY SHAREHOLDERS TO THE
                          ARTICLES OF INCORPORATION OF
                         THE ELDER-BEERMAN STORES CORP.

         Scott J. Davido, who is the Executive Vice President--Chief Financial Officer, Treasurer and Secretary of The Elder-Beerman Stores Corp., an Ohio corporation (the "Corporation"), does hereby certify that a meeting of the shareholders was duly called and held on September 21, 2000, at which meeting a quorum of the shareholders was present in person or by proxy, and that by the affirmative vote of the holders of shares entitling them to exercise 84% of the voting power of the Corporation adopted the following amendments to the Articles of Incorporation of the Corporation:

         ARTICLE IX. Except as may be provided in any Preferred Stock Designation, the Board of Directors shall consist of not less than eight nor more than 11 directors, as shall be fixed from time to time in the manner provided in the Amended Code of Regulations of the Corporation. Except as provided otherwise in any Preferred Stock Designation, directors may be elected by the shareholders only (i) at an annual meeting of shareholders or (ii) at a special meeting of shareholders called for that purpose if (a) no annual meeting is held, (b) an annual meeting is held but directors are not elected at such annual meeting, or (c) the shareholders increase the number of directors. Neither the holding of a special meeting of shareholders nor the election of directors at a special meeting of shareholders will, by itself, shorten the term of any incumbent director. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of shareholders at which directors are to be elected. For purposes of these Amended Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

         ARTICLE X. Notwithstanding anything to the contrary contained in these Amended Articles of Incorporation, the affirmative vote of the holders of a majority of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with any article contained herein; provided, however, that this Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Amended Articles of Incorporation.

         ARTICLE XIV. Pursuant to Section 1704.06(A) of the Revised Code of Ohio, the provisions of Chapter 1704 of the Ohio Revised Code (regarding regulation of transactions involving interested shareholders) shall not be applicable to the Corporation.

                  IN WITNESS WHEREOF, the above named officer, acting for and on behalf of the Corporation, has hereunto subscribed his name on September 21, 2000.

                                  /s/ Scott J. Davido
                                  Name:   Scott J. Davido
                                  Title:  Executive Vice President --
                                          Chief Financial Officer, Treasurer and
                                          Secretary